MATERIAL CHANGE REPORT

1.	Name and Address of Company

Primero Mining Corp. (“Primero”) 1800 - 925 West Georgia Street Vancouer, British Columbia V6C 3L2

2.	Date of Material Change

May 10, 2018

3.	News Release

A press release was disseminated through GlobeNewswire on May 10, 2018 and subsequently filed on SEDAR.

4.	Summary of Material Change

First Majestic Silver Corp. (“First Majestic”) has announced the completion of the plan of arrangement previously announced in the joint news release of First Majestic and Primero dated January 12, 2018.

5.	Full Description of Material Change

Under the arrangement, First Majestic acquired all of the issued and outstanding common shares of Primero. Shareholders of Primero received 0.03325 First Majestic shares for each share of Primero held. With the transaction now complete, shares of Primero were delisted from the Toronto Stock Exchange effective at the close of market on May 11, 2018.

In connection with the arrangement, holders of Primero’s $75 million 2020 convertible debentures (the “Debentures”) previously approved an amendment to the terms of their governing indenture pursuant to which the Debentures will mature on the next business day following the effective date of the arrangement. As such, all Debentures matured and were repaid in full in accordance with the terms of the indenture on May 11, 2018.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact:
Keith Neumeyer, President & Chief Executive Officer Telephone: (604) 688-3033 Facsimile: (604) 639-8873

9.	Date of Report.

May 17, 2018